March 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerry DiMichaelis
Howie Hallock

RE:	Dividend Capital Global Real Estate Fund of Funds, L.P.
Registration Statement on Form N-2
(File No. 333-143368) filed originally on May 30, 2007
(the “Registration Statement”)

Dear Messrs. DeMichaelis and Hallock:

Dividend Capital Securities LLC (the “Distributor”) acts as distributor of units of Dividend Capital Global Real Estate Fund of Funds, L.P. (the “Fund”) and hereby joins the request of the Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 5:00 PM, Eastern Time, on March 24, 2008, or as soon thereafter as practicable.

Very truly yours,

DIVIDEND CAPITAL SECURITIES LLC

By:	/s/ Charles Murray
Name: Charles Murray
Title: President